

Mail Stop 3561

April 4, 2016

Nathaniel A. Brown
Controller and Principal Financial Officer
TC Pipelines LP
700 Louisiana Street, Suite 700
Houston, Texas 77002

> **Re:** **TC Pipelines LP**
> **Form 10-K for the Fiscal Year Ended December 31, 2015**
> **Filed February 26, 2016**
> **File No. 1-35358**

Dear Mr. Brown:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations

How We Evaluate our Operations, page 41

1. We note your presentation of EBITDA on page 46 includes an adjustment for the impairment of your equity investment. Measures referred to as EBITDA should not exclude items other than interest, taxes, depreciation and amortization. Please revise your presentation and discussion accordingly. Refer to Question 103.01 of the Compliance and Disclosure Interpretations issued by the Division of Corporation Finance regarding Non-GAAP Financial Measures.

Reconciliation of Net Income to EBITDA and Distributable Cash Flow, page 46

2. Please explain to us why maintenance capital expenditures presented in the reconciliation do not agree with the table on page 54 setting forth your share of capital spending for maintenance of existing facilities and growth projects. Additionally, tell us why your table on page 54 does not agree to total capital expenditures as presented in the statements of cash flows.

3. Please disclose how you define maintenance capital expenditures along with clarification of specifically what you are maintaining.

Consolidated Financial Statements of TC Pipelines, LP

Note 21 Contingencies, page F-25

4. You disclose you have moved to dismiss the Employees Retirement System of the City of St. Louis complaint and you intend to vigorously defend against the claims asserted, If there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred, in your next periodic filing, please either disclose an estimate (or, if true, state that the estimate is immaterial in lieu of providing quantified amounts) of the additional loss or range of loss, or state that such an estimate cannot be made. Please refer to ASC 450-20-50.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tony Watson, Accountant, at (202) 551-3318 or Donna Di Silvio, Accountant, at (202) 551-3202 if you have questions regarding comments on the financial statements and related matters. You may contact me at (202) 551-3344 with any other questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief
Office of Consumer Products